UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

American Oncology Network, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

028719102

(CUSIP Number)

Michelle Marcellus

AEA Growth Management LP

One Letterman Drive

Building C, Suite CM200

San Francisco, CA, 94129

(415) 891-2293

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,831,463 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,831,463 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,831,463 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.6% (4)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 4,831,463 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of the Issuer issuable upon the conversion of 4,831,463 shares of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of the Issuer held directly by AEA Growth Equity Fund LP (“Equity Fund”).

(2)

Each share of Series A Preferred Stock is convertible into one share of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at the Reporting Person’s election.

(3)

The general partner of Equity Fund and AEA Growth Equity Fund (Parallel) LP (“Equity Fund Parallel”) is AEA Growth Equity Partners LP (“Equity Partners”). AEA Growth Equity GP LLC (“Equity GP”) is the general partner of AEA Growth Equity Partners LP. The sole member of Equity GP is AEA Management UGP LLC (“Management UGP”), a managing member of which is Brian R. Hoesterey (“Mr. Hoesterey”), who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(4)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on September 26, 2023 and (ii) 4,831,463 shares of Class A common stock issuable upon the conversion of 4,831,463 shares of Series A Preferred Stock held directly by the Reporting Person.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity Fund (Parallel) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,820,147 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,820,147 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,820,147 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0% (4)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,820,147 shares of Class A common stock issuable upon the conversion of 1,820,147 shares of Series A Preferred Stock held directly by Equity Fund Parallel.
(2)

Each share of Series A Preferred Stock is convertible into one share of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at the Reporting Person’s election.

(3)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(4)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (ii) 1,820,147 shares of Class A common stock issuable upon the conversion of 1,820,147 shares of Series A Preferred Stock held directly by the Reporting Person.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,651,610 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,651,610 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,651,610 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.1% (4)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 4,831,463 shares of Class A common stock issuable upon the conversion of 4,831,463 shares of Series A Preferred Stock held directly by Equity Fund and (ii) 1,820,147 shares of Class A common stock issuable upon the conversion of 1,820,147 shares of Series A Preferred Stock held directly by Equity Fund Parallel.

(2)

Each share of Series A Preferred Stock is convertible into one share of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at the Reporting Person’s election.

(3)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(4)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (ii) 6,651,610 shares of Class A common stock issuable upon the conversion of 6,651,610 shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,651,610 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,651,610 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,651,610 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.1% (4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 4,831,463 shares of Class A common stock issuable upon the conversion of 4,831,463 shares of Series A Preferred Stock held directly by Equity Fund and (ii) 1,820,147 shares of Class A common stock issuable upon the conversion of 1,820,147 shares of Series A Preferred Stock held directly by Equity Fund Parallel.

(2)

Each share of Series A Preferred Stock is convertible into one share of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at the Reporting Person’s election.

(3)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(4)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (ii) 6,651,610 shares of Class A common stock issuable upon the conversion of 6,651,610 shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Management UGP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,651,610 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,651,610 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,651,610 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.1% (4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 4,831,463 shares of Class A common stock issuable upon the conversion of 4,831,463 shares of Series A Preferred Stock held directly by Equity Fund and (ii) 1,820,147 shares of Class A common stock issuable upon the conversion of 1,820,147 shares of Series A Preferred Stock held directly by Equity Fund Parallel.

(2)

Each share of Series A Preferred Stock is convertible into one share of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at the Reporting Person’s election.

(3)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(4)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (ii) 6,651,610 shares of Class A common stock issuable upon the conversion of 6,651,610 shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 028719102

1.	Names of Reporting Persons Brian R. Hoesterey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,651,610 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,651,610 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,651,610 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.1% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 4,831,463 shares of Class A common stock issuable upon the conversion of 4,831,463 shares of Series A Preferred Stock held directly by Equity Fund and (ii) 1,820,147 shares of Class A common stock issuable upon the conversion of 1,820,147 shares of Series A Preferred Stock held directly by Equity Fund Parallel.

(2)

Each share of Series A Preferred Stock is convertible into one share of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at the Reporting Person’s election.

(3)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(4)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (ii) 6,651,610 shares of Class A common stock issuable upon the conversion of 6,651,610 shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 028719102

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of American Oncology Network, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10250 Constellation Boulevard, Suite 23126, Los Angeles, California 90067.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by each of the following persons (collectively, the “Reporting Persons”): AEA Growth Equity Fund LP (“Equity Fund”), AEA Growth Equity Fund (Parallel) LP (“Equity Fund Parallel”), AEA Growth Equity Partners LP (“Equity Partners”), AEA Growth Equity GP LLC (“Equity GP”), AEA Management UGP LLC (“Management UGP”), and Brian R. Hoesterey (“Mr. Hoesterey”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) – (c)	The principal business office of Equity Fund, Equity Fund Parallel, Equity Partners, Equity GP and Management UGP is located at c/o AEA Investors LP, 520 Madison Avenue, 40th Floor, New York, New York 10022. Certain information concerning the identity and background of each of the managing members of Management GP is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP. Certain information concerning the identity and background of each of the managing members of Management UGP is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

Mr. Hoesterey, may be deemed to share voting and dispositive power with respect to the securities reported herein, but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

The principal business of each of Equity Fund and Equity Fund Parallel is to invest in securities. The principal business of Equity Partners is to serve as the general partner of Equity Fund and Equity Fund Parallel. The principal business of Equity GP is to serve as the general partner of Equity Partners. The principal business of Management UGP is to serve as sole member of Equity GP and other partnerships and limited liability companies. The principal employment of Mr. Hoesterey is to serve as the Chief Executive Officer of AEA Investors LP and as a managing member of Management UGP and other partnerships and limited liability companies.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Equity Fund, Equity Fund Parallel, Equity Partners, and Equity GP was organized in the state of Delaware, and Management UGP was organized under the laws of the Cayman Islands, and Mr. Hoesterey is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 20, 2023, the date of the closing of the transactions contemplated by that certain Third Amended and Restated Business Combination Agreement, dated April 27, 2023 (the “Closing Date” and such closing, the “Closing”), and immediately prior to the Closing, each outstanding Class C Unit of American Oncology Network, LLC (“AON LLC”) held by GEF AON Holdings Cop. (“GEF”) was exchanged for one Series A Preferred Unit of AON LLC. On the Closing Date and following the adoption of the Second Amended and Restated Certificate of Incorporation of the Issuer, (i) DTOC Merger Sub, Inc. merged with and into GEF and the Issuer issued to the Reporting Persons 6,651,610 shares of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of the Issuer in exchange for all the shares of Class A common stock of GEF held by the Reporting Persons (the “First Merger”), and (ii) promptly after the First Merger, GEF merged with and into the Issuer and the separate existence of GEF ceased.

The funds used by GEF to acquire the securities of AON LLC, which were subsequently exchanged for the securities of the Issuer described herein as part of the First Merger, were from capital contributions made by the general and limited partners of the sole stockholders of GEF, Equity Fund and Equity Fund Parallel.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Class A common stock reported herein for investment purposes with the aim of increasing the value of their investment and the Issuer. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between the Reporting Persons and the Issuer.

In this regard, the Reporting Persons are currently evaluating and considering potential transfers of a portion of the shares of Series A Preferred Stock held by them for purposes of syndicating the investment with potential investors in Issuer. There is no assurance that the Reporting Persons will continue to pursue such potential sale or that any such syndication proposal will result in a completed transaction. Continued pursuit and completion of any such transaction is subject to many factors, many of which are outside the control of the Reporting Persons, including, but not limited to, the following: terms believed by the Reporting Persons to be favorable to them, the Reporting Persons’ ongoing assessment of the Issuer’s business and prospects; other developments concerning Issuer and its businesses generally; prevailing market conditions, including the market price of the securities of Issuer; and the availability of other investment opportunities.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, the formation of a syndicate of potential investors in Issuer, and potential business combinations or dispositions involving the Issuer or certain of its businesses. James Stith and Ravi Sarin, each Vice President of AEA Growth Management LP, the registered investment advisor to Equity Fund and Equity Fund Parallel, currently serve as directors of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of their duties as a director.

Notwithstanding anything contained herein, the Reporting Persons intend to review their investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Accordingly, the Reporting Persons specifically reserve the right to change their intention with respect to any or all such matters described above. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: Issuer’s business and prospects; other developments concerning Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and prevailing market conditions, including the market price of the securities of Issuer.

Except as set forth in this Item 4, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b)	By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. As such, pursuant to Rule 13d-3 under the Exchange Act, such group may be deemed to beneficially own an aggregate of 6,651,610 shares of Class A common stock, which consists of 4,831,463 shares of Class A common stock which would be received upon the conversion of shares of Series A Preferred Stock held by Equity Fund and 1,820,147 shares of Class A common stock which would be received upon the conversion of shares of Series A Preferred Stock held by Equity Fund Parallel, representing in the aggregate approximately 41.1% of the issued and outstanding shares of Class A common stock, as calculated pursuant to Rule 13d-3 under the Exchange Act.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety to this Item 6.

Pursuant to that certain Amended and Restated Registration Rights Agreement, dated September 20, 2023, by and among the Issuer, Digital Transformation Sponsor LLC (the “Sponsor”) and certain key stockholders of the Issuer, including Equity Fund and Equity Fund Parallel (collectively, the “Holders” and such agreement, the “Registration Rights Agreement”), the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A common stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The parties to the Registration Rights Agreement are entitled to certain demand and piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement. The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement and (ii) with respect to the Sponsor or any holder of registrable securities party thereto, the date that such person no longer holds any registrable securities.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Power of Attorney for Brian R. Hoesterey.

C.

Amended and Restated Registration Rights Agreement, dated September 20, 2023, by and among the Issuer, the Sponsor and the Holders (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on September 26, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023

AEA Growth Equity Fund LP		AEA Growth Equity Fund (Parallel) LP

By:	AEA Growth Equity Partners LP, its general partner	By:	AEA Growth Equity Partners LP, its general partner
By:	AEA Growth Equity GP LLC, its general partner	By:	AEA Growth Equity GP LLC, its general partner

By:	/s/ Michelle Marcellus	By:	/s/ Michelle Marcellus
	Name: Michelle Marcellus		Name: Michelle Marcellus
	Its: Vice President		Its: Vice President

AEA Growth Equity Partners LP		AEA Growth Equity GP LLC

By:	AEA Growth Equity GP LLC, its general partner	By:	/s/ Michelle Marcellus
Name: Michelle Marcellus
Its: Vice President

By:	/s/ Michelle Marcellus
Name: Michelle Marcellus
Its: Vice President

AEA Management UGP LLC		Brian R. Hoesterey

By:	/s/ Barbara L. Burns	By:	/s/ Barbara L. Burns
	Name: Barbara L. Burns	Barbara L. Burns, Attorney-in-fact
Its: Vice President

ANNEX A

The following sets forth the name and principal occupation of each of the managing members of AEA Management UGP LLC. Mr. Hoesterey is a citizen of the United States and Mr. Garcia is a citizen of the United Kingdom.

Name	Business Address	Principal Occupation
Brian R. Hoesterey	c/o AEA Investors LP 520 Madison Avenue, 40th Floor New York, New York 10022	Chief Executive Officer of AEA Investors LP and Managing Member of AEA Management UGP LLC

John Garcia	c/o AEA Investors LP 520 Madison Avenue, 40th Floor New York, New York 10022.	Chairman of AEA Investors LP and Managing Member of AEA Management UGP LLC